                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)



                              BENJAMIN MOORE & CO.
  ----------------------------------------------------------------------------
                                (Name of Issuer)


                  COMMON STOCK, PAR VALUE $3.33 1/3 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   615649100
  ---------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 8, 2000
  ---------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 8 pages)



  ---------------------------------------------------------------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 615649100                   13D                      PAGE 2 OF 8 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      B Acquisition, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [X]
                                                               (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      AF
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORANIZATION

      New Jersey
------------------------------------------------------------------------------
                      SOLE VOTING POWER
                   7
    NUMBER OF

     SHARES        -----------------------------------------------------------
                      SHARED VOTING POWER
  BENEFICIALLY     8

     OWNED BY         4,943,183 (see Item 5)
                   -----------------------------------------------------------
       EACH           SOLE DISPOSITIVE POWER
                   9
    REPORTING

     PERSON        -----------------------------------------------------------
                      SHARED DISPOSITIVE POWER
      WITH         10
                      4,943,183 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,943,183 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 17.8% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 615649100                   13D                      PAGE 3 OF 8 PAGES

------------------------------------------------------------------------------
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Berkshire Hathaway Inc.
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [X]
                                                               (b) [_]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     WC
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5    TO ITEMS 2(e) or 2(f) [_]

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
------------------------------------------------------------------------------
                        SOLE VOTING POWER
                     7
    NUMBER OF

     SHARES        -----------------------------------------------------------
                        SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY           4,943,183 (see Item 5)
                   -----------------------------------------------------------
       EACH             SOLE DISPOSITIVE POWER
                     9
     REPORTING

      PERSON       -----------------------------------------------------------
                        SHARED DISPOSITIVE POWER
       WITH          10
                        4,943,183 (see Item 5)
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

     4,943,183 (see Item 5)
------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 17.8% (see Item 5)
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     HC, CO
------------------------------------------------------------------------------

CUSIP NO. 615649100                   13D                      PAGE 4 OF 8 PAGES

------------------------------------------------------------------------------
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warren E. Buffett
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [X]
                                                               (b) [_]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     AF
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5    TO ITEMS 2(e) or 2(f) [_]

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States Citizen
------------------------------------------------------------------------------
                        SOLE VOTING POWER
                     7
    NUMBER OF

     SHARES        -----------------------------------------------------------
                        SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY           4,943,183 (see Item 5)
                   -----------------------------------------------------------
       EACH             SOLE DISPOSITIVE POWER
                     9
     REPORTING

      PERSON       -----------------------------------------------------------
                        SHARED DISPOSITIVE POWER
       WITH          10
                        4,943,183 (see Item 5)
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

     4,943,183 (see Item 5)
------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 17.8% (see Item 5)
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     IN
------------------------------------------------------------------------------

CUSIP NO. 615649100                   13D                      PAGE 5 OF 8 PAGES

     This Statement on Schedule 13D is filed in connection with the Shareholders Agreement, dated November 8, 2000 (the "Shareholders Agreement"), by and among Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), B Acquisition, Inc., a New Jersey corporation ("Purchaser") and wholly-owned subsidiary of Berkshire, and certain shareholders (the "Shareholders") of Benjamin Moore & Co., a New Jersey corporation (the "Company"). The Shareholders Agreement was entered into in connection with (i) the Agreement and Plan of Merger, dated November 8, 2000, by and among Purchaser, Berkshire and the Company and (ii) Purchaser's offer to purchase all outstanding shares of common stock of the Company.

ITEM 1.   SECURITY AND ISSUER.

     The name of the subject company is Benjamin Moore & Co., a New Jersey corporation, and the address of its principal executive offices is 51 Chestnut Ridge Road, Montvale, New Jersey 07645. The class of securities to which this statement relates is the Common Stock, par value $3.33 1/3 per share, of the Company (the "Common Stock").

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c); (f) This Statement is filed by Purchaser, Berkshire, and Mr. Buffett. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, Berkshire, and Mr. Buffett, and the information concerning the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices, or employments during the last five years and citizenship of Mr. Buffett and each of the executive officers and directors of Purchaser and Berkshire is set forth in the "Introduction" and Section 9 ("Certain Information Concerning Purchaser and Parent") and in Schedule I of the Offer to Purchase (the "Offer to Purchase") filed by Berkshire and Purchaser as an exhibit to the Tender Offer Statement on Schedule TO filed by Berkshire and Purchaser on November 17, 2000, and is incorporated herein by reference.

     (d); (e) During the last five years, none of Purchaser, Berkshire, or Mr. Buffett, nor, to the best knowledge of Purchaser, Berkshire, or Mr. Buffett, any of the directors or executive officers of Purchaser or Berkshire has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

     (a)-(g); (j) The information set forth in the "Introduction," Section 6 ("Price Range of Shares; Dividends"), Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Shareholders Agreement"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Shareholder Approval and Appraisal Rights"), and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

CUSIP NO. 615649100                   13D                      PAGE 6 OF 8 PAGES

     (h)-(j) The information set forth in Section 7 ("Effect of the Offer on Market for the Shares, Stock Market Quotation, and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Purchaser and Parent"), and Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Shareholders Agreement") of the Offer to Purchase is incorporated herein by reference.

     The Shareholders Agreement applies to 4,943,183 shares of Common Stock beneficially owned by the Shareholders. Such shares constitute approximately 17.8% of the outstanding shares of Common Stock on a fully diluted basis as of November 8, 2000. As set forth in the Introduction of the Offer to Purchase, according to the Company, there were 26,469,381 shares of Common Stock and 1,288,906 options on Common Stock issued and outstanding as of November 8, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), and Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Shareholders Agreement"), and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Shareholder Approval and Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (2)(a)    Offer to Purchase, dated November 17, 2000 (filed as Exhibit
(a)(1) to the Schedule TO filed by Berkshire and Purchaser on November 17, 2000, and incorporated herein by reference).

     (2)(b) Agreement and Plan of Merger, dated as of November 8, 2000, by and among Berkshire, Purchaser, and the Company (filed as an exhibit to the Current Report on Form 8-K filed by the Company on November 9, 2000, and incorporated herein by reference).

     (3)(a) Shareholders Agreement, dated as of November 8, 2000, by and among Purchase, Parent, and certain shareholders of the Company (filed as an exhibit to the Current Report on Form 8-K filed by the Company on November 9, 2000, and incorporated herein by reference).

     As required by Rule 13d-1(k)(1), there is also filed as an exhibit hereto the agreement to file Schedule 13D jointly.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

CUSIP NO. 615649100                   13D                      PAGE 7 OF 8 PAGES

Dated:    November 17, 2000


                                 B ACQUISITION, INC.

                                 By:     /s/  Marc D. Hamburg
                                         --------------------------------
                                 Name:   Marc D. Hamburg
                                 Title:  Vice President



                                 BERKSHIRE HATHAWAY INC.

                                 By:     /s/ Marc D. Hamburg
                                         --------------------------------
                                 Name:   Marc D. Hamburg
                                 Title:  Vice President and
                                         Chief Financial Officer


                                 WARREN E. BUFFETT

                                         /s/ Warren E. Buffett
                                         --------------------------------

CUSIP NO. 615649100                   13D                      PAGE 8 OF 8 PAGES

                  Exhibit Required by Item 7 of Schedule 13D



                                   AGREEMENT

     The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, including such reports made by or as part of a Tender Offer Statement on Schedule TO, may be filed in a single statement on behalf of all such persons, and further, each such person designates Marc D. Hamburg as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.


Dated:    November 17, 2000



                                 B ACQUISITION, INC.

                                 By:     /s/  Marc D. Hamburg
                                         --------------------------------
                                 Name:   Marc D. Hamburg
                                 Title:  Vice President



                                 BERKSHIRE HATHAWAY INC.

                                 By:     /s/ Marc D. Hamburg
                                         --------------------------------
                                 Name:   Marc D. Hamburg
                                 Title:  Vice President and
                                         Chief Financial Officer


                                 WARREN E. BUFFETT

                                         /s/ Warren E. Buffett
                                         --------------------------------